Zentek Provides Market Update on ZenGUARD™
Antimicrobial Surgical Masks

Guelph, ON - October 17, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, is pleased to provide an update on recent commercialization activities for its ZenGUARD™ Antimicrobial Surgical Masks.

As previously announced on July 24, 2024, the Company embarked on a Canada-wide sampling program for dental professionals facilitated by Henry Schein Inc. ("Henry Schein") that saw ZenGUARD™ Antimicrobial Surgical Masks included in product shipments to Henry Schein customers across Canada. As a result of this program and the unique value proposition ZenGUARD™ Antimicrobial Surgical Masks bring to dental practitioners and their patients, the Company is now seeing increased demand from Henry Schein. Henry Schein (Nasdaq: HSIC) is the world's largest provider of health care solutions to office-based dental and medical practitioners with a presence in 33 countries

Zentek continues to explore opportunities in other markets including in the beauty space and in international healthcare and dental markets where demand for surgical masks is expected to be more stable long term.

As previously announced on April 24, 2024, the Company applied to the Food and Drug Administration (FDA) for authorization to market and sell its ZenGUARD™ Surgical Masks in the United States. The FDA has requested additional information regarding ZenGUARD™ and the Company is currently evaluating the additional information requests.

"In addition to better protection against infectious agents, ZenGUARD™ Antimicrobial Surgical Masks are also proven to eliminate 99.9% of bacteria, which can collect on the skin when wearing a surgical mask for extended periods and cause acne. We believe this unique value proposition will continue to drive increased demand in the dental market and is a very natural fit for the beauty industry as well. We look forward to continuing to build on the recent success generated in the Henry Schein sampling program and to expanding the platform globally." said Greg Fenton, Zentek CEO.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent antimicrobial activity and to significantly increase the viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.